FORM 5

X Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Livengood, Thomas C. (Last) (First) (Middle) 5405 Huckleberry Lane (Street) Houston, Texas 77056-2715 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Carriage Services, Inc. CSV 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year February 2003 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director Officer (give title below)	10% Owner X Other (specify below)
Former Chief Financial Officer
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	9/24/02		J	59,869	D	$3.09	1,286	D
Common Stock	9/24/02		M	112,500	A	$1.5625	113,786	D
Common Stock	10/31/2002		S	4,000	D	$3.38	109,786	D
Common Stock	10/31/2002		S	3,000	D	$3.32	106,786	D
Common Stock	11/04/2002		S	1,500	D	$3.39	105,286	D
Common Stock	11/06/2002		S	1,000	D	$3.39	104,286	D
Common Stock	11/07/2002		S	1,500	D	$3.34	102,786	D
Common Stock	11/07/2002		S	1,000	D	$3.41	101,786	D
Common Stock	11/07/2002		S	2,000	D	$3.41	99,786	D
Common Stock	11/08/2002		S	1,200	D	$3.41	98,586	D
Common Stock	11/08/2002		S	2,500	D	$3.41	96,086	D
Common Stock	11/08/2002		S	300	D	$3.43	95,786	D
Common Stock	11/11/2002		S	5,200	D	$3.43	90,586	D
Common Stock	11/11/2002		S	3,000	D	$3.49	87,586	D
Common Stock	11/11/2002		S	5,000	D	$3.55	82,586	D
Common Stock	11/12/2002		S	4,000	D	$3.68	78,586	D
Common Stock	11/12/2002		S	1,000	D	$3.70	77,586	D
Common Stock	11/15/2002		S	200	D	$3.88	77,386	D
Common Stock	11/18/2002		S	3,000	D	$3.80	74,386	D
Common Stock	11/19/2002		S	1,800	D	$3.88	72,586	D
Common Stock	11/19/2002		S	2,500	D	$3.81	70,086	D
Common Stock	11/19/2002		S	3,000	D	$3.92	67,086	D
Common Stock	11/22/2002		S	3,000	D	$4.00	64,086	D
Common Stock	11/26/2002		S	5,000	D	$4.10	59,086	D
Common Stock	11/26/2002		S	3,500	D	$4.15	55,586	D
Common Stock	11/27/2002		S	4,000	D	$4.35	51,586	D
Common Stock	11/27/2002		S	1,500	D	$4.49	50,086	D
Common Stock	12/03/2002		S	3,500	D	$4.60	46,586	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$1.5625	9/24/2002		X		112,500	12/31/01	12/22/10	Common Stock	112,500		0	D

Explanation of Responses: J = Disposition of shares to Carriage Services Inc. at market value in conjunction with the exercise of stock options

/s/ Thomas C. Livengood	02/10/2003
** Signature of Reporting Person	Date

**             Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002